Mark E. Crone Managing Partner mcrone@cronelawgroup.com

February 18, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Crawford

Joe McCann

John Coleman

Re:	Bon Natural Life
Amendment No. 1 to Registration Statement on Form F-1
Submitted January 16, 2025
File No. 333-283333

Dear Sir and Madam:

On behalf of Bon Natural Life, a Cayman Islands exempted company (the “Company”), we are concurrently with this letter filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”) in response to the comments of the staff (the “Staff”), dated January 27, 2025, regarding the Company’s above-referenced Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on January 16, 2025.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 1 and amended disclosure stating you are now offering Ordinary Units. Please revise the cover page caption to clarify that you are registering up to 15,000,000 Class A Ordinary Shares, including the shares underlying the Pre-Funded Warrants and Series A and B Warrants, as some of the Ordinary Shares are not dependent on exercising the Warrants.

Response: In response to the Staff’s comments, we have made clarifying changes on the front and cover pages of Amendment No. 2.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

2.	We note your disclosure that your “offering may be extended by written agreement of the Company and the placement agent”. Please revise to provide a certain date your offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the cover page of Amendment No. 2.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague, Esq.

cc: Yongwei Hu

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686